UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2023

Commission File Number: 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE THREE MONTHS ENDED 31 MARCH 2023

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti”, “AGA” or the “Company”)

AngloGold Ashanti announces unaudited quarterly results for the three months ended 31 March 2023
Johannesburg, 23 June 2023 - AngloGold Ashanti released detailed unaudited quarterly results for the three months ended 31 March 2023. These results should be read in conjunction with the Company’s Market Update Report for the quarter ended 31 March 2023 published on 12 May 2023.

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

The details contained in this Announcement are only a summary of the information in the full announcement containing the unaudited condensed consolidated interim financial statements as of and for the three-month period ended 31 March 2023 and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the relevant period. Investors and/or shareholders should base any investment decisions on consideration of the full Announcement and are therefore directed to the full announcement available for viewing via the JSE SENS link, provided below, and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@anglogoldashanti.com or by phoning Yatish Chowthee on +27 11 637 6273.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2023/jse/isse/anano/QMar23.pdf

Johannesburg, South Africa
23 June 2023

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Andrea Maxey: +61 08 9425 4603 / +61 400 072 199            amaxey@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

March 2023 23 June 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 23, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary